

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2019

Barry Cottle
Executive Chairman
SciPlay Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

   Re: **SciPlay Corporation**
     Registration Statement on Form S-1
     Filed April 5, 2019
     File No. 333-230727

Dear Mr. Cottle:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 5, 2019

Certain Relationships and Related Party Transactions
IP License Agreement, page 137

1. You state that if Scientific Games ceases to hold at least 50% of the voting power in you, or other such percentage required by a specific license, you may lose the benefit of any intellectual property owned by or licensed to Scientific Games, and licensed to you under the IP License Agreement.

  • Clarify your statement that you may lose the benefit of any intellectual property owned by or licensed to Scientific Games for the benefit of it or its subsidiaries, and discuss the consequences of losing the relevant intellectual property.

- Discuss the circumstances under which you would not lose the benefit of the intellectual property if Scientific Games ceases to hold at least 50% of voting power in company.

- Clarify your statement that "or other such percentage required by a specific license…" To the extent material, please provide the range of percentages.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Assistant Chief Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Senet S. Bischoff